

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2010

<u>via U.S. mail and facsimile</u>

Mr. Scott Harrison, Executive Vice President and Chief Financial Officer
CPG International Inc.
801 Corey Street
Scranton, PA 18505

   RE: CPG International Inc.
      Form 8-K Item 4.01
      Filed April 1, 2010
      File No. 333-134089

Dear Mr. Harrison:

   We have completed our review of your filing and have no further comments at
this time.

          Sincerely,

          Jenn Do
          Staff Accountant